Exhibit 99.1

December 2, 2025

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our letter dated August 21, 2025, informing that Wipro (through its subsidiaries) had signed a definitive agreement to acquire 100% shareholding in Harman Connected Services Inc. and its subsidiaries and certain other assets (collectively, “DTS”) from Harman International Industries, Inc.

It is hereby informed that the transaction has been completed on December 1, 2025.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary